Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

August 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	1st stREIT Office Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed August 2, 2017 File No. 024-10716

Dear Ms. Gowetski:

This letter is being submitted on behalf of 1st stREIT Office Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Offering Statement on Form 1-A filed on August 2, 2017 (the “Offering Statement”), as set forth in your letter dated August 10, 2017 addressed to Mr. Karsh, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing Amendment No. 2 to the Offering Statement on Form 1-A (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Ms. Jennifer Gowetski

Division of Corporation Finance

August 21, 2017

General

1.	We note your disclosure on pages 31 and 68 that you were granted a license by your sponsor to use the Tryperion and stREITwise names. We further note that you have revised the cover page of the offering circular to include the stREITwise name and logo. Please revise your disclosure to clarify how you intend to use these names, including whether you intend to market the offering under one or both of these names.

RESPONSE: The Offering Statement has been revised per the Staff’s comment to clarify that the Company intends to market itself under the overarching brand “stREITwise” and has provided the track record with respect its sponsor, Tryperion Partners, LLC, for informational purposes.

Unaudited Pro Forma Condensed Financial Information, page F-2

2.	We note your response to prior comment 1 and revised pro forma financial information. Please further revise the unaudited pro forma condensed statement of income and unaudited pro forma condensed balance sheet to combine the “actual” and “pro forma” financial statement lines into single financial statement lines, where applicable. For example in your pro forma condensed statement of income the “Interest and loan costs – actual” and “Interest and loan costs – pro forma” lines should be combined to simply present “Interest and loan costs” and the pro forma adjustments impacting the line can be presented separately on the face of the pro forma financial statement or in the notes to the pro forma financial statements with a level of detail that would enable a reader to determine how the adjustment was calculated.

RESPONSE: The pro forma financial information included in Amendment No. 2 has been revised per the Staff’s comment to combine the “actual” and “pro forma” financial statement lines into single financial statement lines and to make conforming changes to reflect such revisions.

3.	Please explain to us and revise your disclosure in note (e) to describe the nature of the items being eliminated from other assets and other liabilities and the reason for removing such items.

RESPONSE: The Other assets and Other liabilities are now addressed in notes (e) and (f), respectively.  Other assets removed are seller receivables and deposits that were not transferred to the buyer in the sale.  Other liabilities removed are accounts payable and accrued liabilities not assumed by the buyer in the sale.  Notes (e) and (f) now clarify the nature of the items being removed.

Ms. Jennifer Gowetski

Division of Corporation Finance

August 21, 2017

4.	Please explain to us and revise your disclosure in note (g) to explain how you arrived at the pro forma adjustments related to accrual of property taxes and tenant security deposits.

RESPONSE: The adjustments to Other liabilities are now addressed in note (f).

The pro forma financial information included in Amendment No. 2 has been revised to exclude the accrual of a property tax liability in Other liabilities as of 12/31/16.  The Company has determined that the property tax liability assumed upon acquisition of the property relates to the period beginning 1/1/17 and, as such, should not be included in the 12/31/16 pro forma balances.

The liability for tenant security deposits has not been adjusted.  The 12/31/16 Pro Forma Combined balances includes a $170,460 liability for tenant security deposits, which is the liability reflected on the seller’s books as of 12/31/16.  This is now clarified in note (f).

Part III - Exhibits

5.	We note your disclosure on page 11 that you entered into the management agreement with your operating partnership and your manager effective as of June 22, 2017 and that your manager entered into a support agreement with your sponsor. Please file these executed agreements as exhibits or tell us why you are not required to do so.

RESPONSE: The Company respectfully advises that it does not believe it is necessary to file the executed management agreement or support agreement, as such documents are substantially identical to the respective forms of such documents previously filed. Nonetheless, the Company has determined to file the executed versions of such documents with Amendment No. 2.

6.	We note that you have included test-the-waters materials related to Facebook, Twitter and LinkedIn posts. We further note that three of these posts offer investors the opportunity to reserve shares and include the text “LINK.” Please confirm your test-the-waters materials include an active link or revise your test-the-waters materials to include such link.

RESPONSE: The Company has confirmed that the test-the waters materials referenced in the Staff’s question contain active links to the appropriate disclosure.

* * *

Ms. Jennifer Gowetski

Division of Corporation Finance

August 21, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Jeffrey Karsh at (310) 421-1033.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger, Esq.

cc:	Via E-mail
Jeffrey Karsh, Chief Executive Officer
1st stREIT Office Inc.

David Perechocky, Esq.
Goodwin Procter LLP